

Company Name	Juna

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Headline   Redefining your mind, body and mood through the power of plants

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**Pitch
text**

Summary

- Functional, sensory formulas for your mind, body and mood.
- Featured in 65+ publications
- $500K in revenue to date
- Retails from $60-$90/bottle, with packages and gift sets
- $4.2T market potential due to three specific consumer bases

Problem

Prioritizing wellness

In today's world, it's easy to get overloaded by the day-to-day stresses of work, anxiety, and exhaustion. It can be challenging to prioritize self-care and wellness, and while many CBD products are helping provide relief, their quality can vary greatly and can be inorganic, and ineffective.



Solution

Juna: Redefining wellness

Juna provides the highest grade of effective and organic CBD and cannabis products to improve mind, body, mood, and sleep. Inspired by the art and science of fine winemaking, we source single-origin flowers from boutique farms and meticulously extract their full spectrum of beneficial actives and flavors. We craft products that release the body, engage the mind, enhance social situations, and tastefully integrate into every moment of your daily rituals.



Product

Functional, effective products for body, mind and mood

Drawing upon decades of culinary science and farm-to-table sourcing, we unlock hemps full potential for your body, mind and mood. Precise, micro-targeted dosing results in a sophisticated experience that nurtures the body and sharpens the senses. It is the only tincture on the current market that sources single strain, single origin hemp.


hemp CBD collection
"Functional Daily Rituals"
BALANCE
calm, clear, connected
SRP: $60
NIGHTCAP
silent, soft, serene
SRP: $98
EASE
relax, release, restore
SRP: $68


cannabis with taste
"THE ULTIMATE DINNER PARTY"
GOLD
THC
shiny, happy, present
SRP: $40
JADE
1:1 THC/CBD
serene, leisurely, cinematic
SRP: $42
NUDE
CBD + trace THC
clear, connected, balanced
SRP: $44

The Juna Difference

1. **Honoring** the wisdom of nature and organic farms - giving us the most pure and sun-grown harvests that regenerate the body, and our earth.
2. **Retaining** the full spectrum of cannabinoids and aromatic terpenes - which studies suggest work synergistically to enhance the effectiveness of CBD.
3. **Perfecting** our formulas with intentional ingredients that enhance our single-strain, single-origin hemp's therapeutic properties.

Traction

Taking our collection mainstream

We've gained great traction organically and have been featured in 65+ publications with no advertising whatsoever. We have also established partnerships with wholesalers and retailers, and are in conversations with larger partners such as Anthropologie for CBD. Cannabis : focussing on DtoC through licensed delivery partners and strategic dispensaries.







Customers

Uniquely built for our target audience

Our target customers are women living in urban spaces who are interested in wellness and self-care. Our artisanal, small batch oils have already created buzz in key markets, providing a unique and upscale alternative for other CBD products.



consumer personas
Females between 30-45 with disposable income | Living in NYC, SF, LA, and their suburbs.
THE EARLY ADOPTER
She's always investigating the next health, beauty, or personal development trend and is eager to self-test. Adventurous and curious, she follows Byrdie, Refinery29, Into The Gloss, and goop.
THE URBAN PARENT
Highly educated and introspective, the urban parent invests in products and experiences that will optimize their life - whether that's boosting creativity and focus in their high-powered job, being more present for their young child, or unwinding in a non-destructive way.
THE FOODIE
Her weekend plans involve farmers markets and reservations at the latest hotspots. She's inspired by and highly engaged with social media, and follows celebrity chefs, food bloggers, and niche publications like Pineapple Collaborative, Food&Wine, and Bon Appetit.


"Look to Juna, a new CBD oil brand as an
example of a company touting "single-origin" ingredients
and ultra-clean extraction processes."
"1 of 5 top CBD brands to watch for in 2019"

Business Model

$500K+ in organic sales in first year

Our products can be bought in retail stores or online. To date, we have earned $500K+ in revenue with zero spent on ads.


year to date sales
hemp
cannabis
400,000
300,000
200,000
100,000
0
2019 projected
Just over 1 year in business
Half a million in organic sales
Zero spent on paid ads
3 Cannabis products, 3 Hemp CBD products
Cannabis is sold in over 30 CA dispensaries
CBD is sold in over 20 online/offline retailers
CBD business is cash flow positive
Over 65 press features

Market

$4.2T addressable market

Juna users are split into three categories: the medical user, the recreational user, and the wellness user. Juna formulations provide take a problem solving approach allowing our consumers to build daily rituals on body + brain optimization. With these three consumers, Juna stands to address a combined market of $4.2T+ by 2022.


the emerging market
$8.3 billion in the U.S. by 2022
THE MEDICAL USER
Seriously/chronically ill
Looking to escape pain
Pain Relief > Experience
$19.1 billion in the U.S. by 2022
THE RECREATIONAL USER
Experiential Risk Takers
Inebriation for entertainment
Juna Users
= the growing yet unserved market of "Wellness Seekers" + subsets of medical & recreational users
$4.2 trillion in 2019 according to the Global Wellness Institute
THE "WELLNESS SEEKER"
Parents, CEOs, young professionals
High achieving + highly stressed
Looking for a therapeutic alternative for sleep, stress, and alcohol
Apprehensive about current dispensary culture, products, and stigma
Excited about body + mind optimization to enhance their existing lifestyle

juna

Full Spectrum Hemp Oil Matters

The effectiveness of Juna stems from our exceptionally-rich, full-spectrum, single-origin, sun-grown hemp oil. Sourced from organic farmers who utilize regenerative permaculture techniques for the richest soil quality, the flower we start with contains more than 80 identified botanical actives, including cannabinoids, terpenes, flavonoids, chlorophyll, vitamins, minerals, omega fatty acids, antioxidants, and other essential nutrients.

While many brands lose these essential nutrients in the extraction process, we utilize a cutting-edge, zero-chemical CO2 extraction that preserves the full range of botanical actives. Studies show that all these compounds work synergistically to enhance the effectiveness of CBD - a phenomenon know as the "entourage effect".

juna

Sourcing - matters

- Each of Juna's formulas are sourced from a different farm. Why, because just like different varieties of grapes that are transformed into wine each hemp strain is unique and carries a different "footprint" of cannabinoids and terpenes, which essentially offers a different therapeutic benefit, experience and taste. All of our flower is grown with organic and biodynamic processes.

Balance : Kentucky

Nightcap: Vermont

Ease: Colorado



juna

Environmental Efforts

"Growing hemp as nature designed it is vital to our urgent need to reduce greenhouse gases and ensure the survival of our planet."

Jack Herer

OUR REGENERATIVE FARMING PROMISE:
Where legislators delay, we as a business are accountable for doing right by our earth and our children. Cannabis and Hemp grown under the sun with regenerative farming practices have the ability to sequester carbon and help reverse climate change. ZERO carbon footprint.

OTHERS:
Our competitors sourcing a single pound of indoor-grown cannabis carry the same carbon footprint as driving across the US 7X. While most are white labelling from large industrial farms, green house grows and extractors (without knowledge about the source or actives in their plants), Juna sources regenerative sun grown, single strain, single origin hemp and cannabis with health and environment on our mind.


juna
Transparency
Lab, COA's (3rd party certificate of analysis) on every box for the most transparent products ont he market.

Competition

Organic product with cutting edge extraction techniques and chef formulated ensures we eclipse our competitors


competitive advantage
1—PLANT
ORGANIC, SINGLE ORIGIN
VINTAGE + STRAIN + ORIGIN
Juna uses only the highest grade sun-grown flower rich in 80+ phytoactives.
Juna's hemp and cannabis farmers use organic and biodynamic practices.
Zero tolerance for any chemicals, pesticides and green house grows (which take a massive environmental toll).
Sugar free, gluten free, and non-gmo.
Competitor buys a mixed bag of non-specific and mixed origin/strain in bulk. from indoor green house + other
2—PROCESS
CLEAN, FULL SPECTRUM
Fully licensed, owned, and operated production facilities and formulas.
Dry and cure all flower to prepare for a flavorful extraction. and nutrient rich extraction.
Juna's cutting edge extraction preserves full spectrum of botanical actives including terpenes and cannabinoids with clean and solvent free CO2 extraction.
Competitor uses cheaper extraction processes the remove botanical actives that Juna preserves. These actives are known to work synergistically "the entourage effect" to enhance effectiveness of THC and CBD - less is more.
3—EXPERIENCE
BALANCED, FUNCTIONAL
Juna's raw, full spectrum extract creates a diverse experience and therapeutic benefits often felt more with less product and expands THC/CBD's benefits.
Delicate botanical flavor #CannabisWithTaste Competitor offers linear experience- non experience specific.
Intense grassy taste. ZERO entourage effect.
consistency is thicker and does not blend well with food or drink.

Vision

To bring sophistication and savoir-faire to the cbd and cannabis market with specific origin, vintage and experience and therapeutic benefits.

By reaching our fundraising goal, we plan to form strategic, on brand partnerships through community and experiential pop-ups to gain customer acquisition and loyalty. To broaden our marketing and exposure in key markets to reach more customers thorough targeted efforts. Multiple products in the pipeline that will go though focus groups for launch feedback.





Investors




Opportunity 2 companies,1 Brand
juna
All investment is taken through our central holding company Kind Collection INC.
Kind Collection INC has interests in Cocoa Collection INC (California Cannabis company) and Nude Collection INC (Hemp CBD company). This structure permits investors to gain interest in both cannabis and hemp by making a single investment in the holding company.

Founders

founder



Jewel Zimmer Founder

Jewel Zimmer's background as a fine-dining pastry chef and certified sommelier in San Francisco informs her ingredient-focused approach to cannabis alchemy. She launched her first chocolate collection, {cocoa} absolute, with Barneys New York in 2009, infusing single-origin chocolate with naturally occurring mood enhancers, cannabinoid anandamide and polyphenol antioxidants found in the cacao bean to intensify the physiological benefits
of the chocolate.

The line gained an international following, and she was a featured Artisan in Design Within Reach's winter catalogue in 2010. Her chocolates inspired her to experiment with additional botanical actives, plant extracts and challenge these actives to stay in the purest, palatable state possible. After years of research and development, building close relationships with farmers, chemists, and medical experts, Jewel established Juna with the goal of creating the most
effective, consistent, and epicurean edibles in the world.

Deeply inspired by the the science of mental, physical, spiritual, and gastronomical optimization, Jewel has been a featured speaker at Bay Area panels, the Forbes AgTech Future of Food Summit, and continues to be a thought leader on cannabis, microdosing, and therapeutic wellness.

Jewel Speaking on innovation at Forbes Ag Tech Summit 6.26.19



co-founder / CMO

Taylor is an experienced and passionate growth-oriented digital marketing leader with a proven track record for significantly driving accelerated business growth.

Most recently, Taylor worked for a leading jewelry brand Gorjana, where she led all digital marketing, e-commerce, online media buying, P&L reporting, and customer retention efforts. She successfully increased the company's online YOY revenue growth from 35% to 245% within 1 year through the planning and execution of strategic online marketing campaigns, optimized customer funnel, launch of new acquisition channels, and revamped online user experience.

Prior to Gorjana, Taylor led growth marketing and e-commerce for the luxury DTC sleepwear brand Lunya, where she managed over $8M advertising (online/offline) budget and played a key role in scaling the company from infancy to an 8 figure business. She developed and led all paid marketing strategies across search, paid social, programmatic display, Google, affiliate, partnerships, and out-of-home (OOH) marketing, including prospecting and re-marketing print and billboard campaigns.

Taylor Lamb
Co-Founder, Marketing

Team

	Jewel Zimmer	Founder
	Taylor Lamb	Co-founder/CMO

Perks

$1,000	Juna starter kit: am/pm gift set
$2,000	1 full size bottle of Balance, Ease and Nightcap
$5,000	-2 full size bottle of each Balance, Ease and Nightcap - Plus 5 gratitude gifts (send 1 product of your choice to 5 friends)
$50,000	- 20% discount at a 4MM valuation cap - 2 full size bottle of each Balance, Ease and Nightcap Plus 5 gratitude gifts (send 1 product of your choice to 5 friends)

FAQ